Balanced Fund/VA

Shareholder Fees (fees paid directly from your investment):
	Non-Service Shares	Service Shares
Maximum Sales Charge (Load) imposed on purchases (as % of offering price)	None	None
Maximum Deferred Sales Charge (Load) imposed on purchases (as % of the lower original offering price or redemption proceeds)	None	None

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
	Non-Service Shares	Service Shares
Management Fees	0.75%	0.75%
Distribution and/or Service (12b-1) Fees	None	0.25%
Acquired Fund Fees and Expenses	0.02%	0.02%
Other Expenses	0.14%	0.15%
Total Annual Fund Operating Expenses	0.91%	1.17%
Fee Waiver and Expense Reimbursement*	(0.23%)	(0.24%)
Total Annual Fund Operating Expenses After Fee Waiver and Expense Reimbursement	0.68%	0.93%

* The Manager has voluntarily agreed to waive a portion of the management fee and/or reimburse certain expenses so that total annual fund operating expenses will not exceed 0.67% of average annual net assets for Non-Service Shares and 0.92% of average annual net assets for Service Shares. The Manager has also voluntarily agreed to waive fees and/or reimburse Fund expenses in an amount equal to the indirect management fees incurred through the Fund's investment in Oppenheimer Institutional Money Market Fund. Each undertaking may be amended or withdrawn after one year from the date of this prospectus.

Capital Appreciation Fund/VA

Shareholder Fees (fees paid directly from your investment):
	Non-Service Shares	Service Shares
Maximum Sales Charge (Load) imposed on purchases (as % of offering price)	None	None
Maximum Deferred Sales Charge (Load) imposed on purchases (as % of the lower original offering price or redemption proceeds)	None	None

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
	Non-Service Shares	Service Shares
Management Fees	0.66%	0.66%
Distribution and/or Service (12b-1) Fees	None	0.25%
Other Expenses	0.12%	0.13%
Total Annual Fund Operating Expenses	0.78%	1.04%
Fee Waiver and Expense Reimbursement*	0.00%	(0.01%)
Total Annual Fund Operating Expenses after Fee Waiver and Expense Reimbursement	0.78%	1.03%

* Since May 1, 2009, the Manager has voluntarily agreed to limit the Fund's total annual operating expenses so that those expenses, as percentages of daily net assets, would not exceed the annual rate of 0.80% for Non-Service shares and 1.05% for Service shares. This undertaking may be amended or withdrawn after one year from the date of this prospectus.

Core Bond Fund/VA

Shareholder Fees (fees paid directy from your investment):
	Non-Service Shares	Service Shares
Maximum Sales Charge (Load) imposed on purchases (as % of offering price)	None	None
Maximum Deferred Sales Charge (Load) imposed on purchases (as % of the lower original offering price or redemption proceeds)	None	None

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
	Non-Service Shares	Service Shares
Management Fees	0.60%	0.60%
Distribution and/or Service (12b-1) Fees	None	0.25%
Other Expenses	0.15%	0.16%
Acquired Fund Fees and Expenses	0.01%	0.01%
Total Annual Fund Operating Expenses	0.76%	1.02%
Fee Waiver and Expense Reimbursement*	(0.01)%	(0.02)%
Total Annual Fund Operating Expenses After Fee Waiver and Expense Reimbursement	0.75%	1.00%

*Since May 1, 2009, the Manager has voluntarily agreed to limit the Fund's total annual operating expenses so that those expenses, as percentages of daily net assets, will not exceed the annual rate of 0.75% for Non-Service Shares and 1.00% for Service Shares. The Manager has also voluntarily agreed to waive fees and/or reimburse Fund expenses in an amount equal to the indirect management fees incurred through the Fund's investment in Oppenheimer Institutional Money Market Fund. Each undertaking may be amended or withdrawn after one year from the date of this prospectus.

Global Securities Fund/VA

Shareholder Fees (fees paid directly from your investment):
	Non-Service Shares	Service Shares	Class 3 Shares	Class 4 Shares
Maximum Sales Charge (Load) imposed on purchases (as % of offering price)	None	None	None	None
Maximum Deferred Sales Charge (Load) imposed on purchases (as % of the lower original offering price or redemption proceeds)	None	None	None	None
Redemption Fee (as % of amount redeemed, if applicable)	None	None	1.00%	1.00%

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
	Non-Service Shares	Service Shares	Class 3 Shares	Class 4 Shares
Management Fees	0.64%	0.64%	0.64%	0.64%
Distribution and/or Service (12b-1) Fees	None	0.25%	None	0.25%
Other Expenses	0.11%	0.11%	0.11%	0.11%
Total Annual Fund Operating Expenses	0.75%	1.00%	0.75%	1.00%

Global Strategic Income Fund/VA

Shareholder Fees (fees paid directly from your investment):
	Non-Service Shares	Service Shares
Maximum Sales Charge (Load) imposed on purchases (as % of offering price)	None	None
Maximum Deferred Sales Charge (Load) imposed on purchases (as % of the lower original offering price or redemption proceeds)	None	None

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
	Non-Service Shares	Service Shares
Management Fees	0.55%	0.55%
Distribution and/or Service (12b-1) Fees	None	0.25%
Other Expenses	0.10%	0.10%
Acquired Fund Fees and Expenses	0.03%	0.03%
Total Annual Fund Operating Expenses	0.68%	0.93%
Fee Waiver and Expense Reimbursement*	(0.03%)	(0.03%)
Total Annual Fund Operating Expenses After Fee Waiver and Expense Reimbursement	0.65%	0.90%

* The Manager has voluntarily agreed to waive fees and/or reimburse Fund expenses in an amount equal to the indirect management fees incurred through the Fund's investment in Oppenheimer Institutional Money Market Fund, Oppenheimer Master Loan Fund, LLC and Oppenheimer Master Event-Linked Bond Fund, LLC. This undertaking may be amended or withdrawn after one year from the date of this prospectus.

High Income Fund/VA

Shareholder Fees (fees paid directly from your investment):
	Non-Service Shares	Service Shares	Class 3 Shares	Class 4 Shares
Maximum Sales Charge (Load) imposed on purchases (as % of offering price)	None	None	None	None
Maximum Deferred Sales Charge (Load) imposed on purchases (as % of the lower original offering price or redemption proceeds)	None	None	None	None
Redemption Fee (as % of amount redeemed, if applicable)	None	None	1.00%	1.00%

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
	Non-Service Shares	Service Shares	Class 3 Shares	Class 4 Shares
Management Fees	0.75%	0.75%	0.75%	0.75%
Distribution and/or Service (12b-1) Fees	None	0.25%	None	0.25%
Acquired Fund Fees and Expenses	0.02%	0.02%	0.02%	0.02%
Other Expenses	0.19%	0.21%	0.22%	0.19%
Total Annual Fund Operating Expenses	0.96%	1.23%	0.99%	1.21%
Fee Waiver and Expense Reimbursement*	(0.11%)	(0.15%)	(0.18%)	(0.13%)
Total Annual Fund Operating Expenses After Fee Waiver and Expense Reimbursement	0.85%	1.08%	0.81%	1.08%

* Since May 1, 2009, the Manager has voluntarily agreed to limit the Fund's total annual operating expenses so that those expenses, as percentages of daily net assets, will not exceed the annual rate of 0.75% for Non-Service and Class 3 shares and 1.00% for Service and Class 4 shares. The Manager has also voluntarily agreed to waive fees and/or reimburse Fund expenses in an amount equal to the indirect management fees incurred through the Fund's investment in Oppenheimer Institutional Money Market Fund. Each undertaking may be amended or withdrawn after one year from the date of this prospectus.

Main Street Small Cap Fund/VA

Shareholder Fees (fees paid directly from your investment):
	Non-Service Shares	Service Shares
Maximum Sales Charge (Load) imposed on purchases (as % of offering price)	None	None
Maximum Deferred Sales Charge (Load) imposed on purchases (as % of the lower original offering price or redemption proceeds)	None	None

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
	Non-Service Shares	Service Shares
Management Fees	0.71%	0.71%
Distribution and/or Service (12b-1) Fees	n/a	0.25%
Other Expenses	0.20%	0.19%
Total Annual Fund Operating Expenses	0.91%	1.15%
Fee Waiver and Expense Reimbursement*	-0.09%	-0.08%
Total Annual Fund Operating Expenses After Fee Waiver and Expense Reimbursement	0.82%	1.07%

*Since May 1, 2009, the Manager has voluntarily agreed to limit the Fund's total annual operating expenses so that those expenses, as percentages of daily net assets, will not exceed the annual rate of 0.80% for Non-Service Shares and 1.05% for Service Shares.  This undertaking may be amended or withdrawn after one year from the date of this prospectus.

Money Fund/VA

Shareholder Fees (fees paid directly from your investment):

Maximum Sales Charge (Load) imposed on purchases (as % of offering price)	None
Maximum Deferred Sales Charge (Load) imposed on purchases (as % of the lower original offering price or redemption proceeds)	None

Annual Fund Operating Expenses (expenses you pay each year as a percentage of the value of your investment)

Management Fees	0.45%
Distribution and/or Service (12b-1) Fees	None
Other Expenses	0.12%
Total Annual Fund Operating Expenses	0.57%
Fee Waiver and Expense Reimbursement*	(0.09%)
Total Annual Fund Operating Expenses after Fee Waiver and Expense Reimbursement	0.48%

*Since May 1, 2009, the Manager has voluntarily agreed to limit the Fund's total annual operating expenses so that those expenses, as a percentage of daily net assets, will not exceed the annual rate of 0.50%. The Manager has also voluntarily undertaken to waive fees and/or reimburse expenses to the extent necessary to assist the Fund in attempting to maintain a positive yield.

Main Street Fund/VA

Shareholder Fees (fees paid directly from your investment):
	Non-Service Shares	Service Shares
Maximum Sales Charge (Load) imposed on purchases (as % of offering price)	None	None
Maximum Deferred Sales Charge (Load) imposed on purchases (as % of the lower original offering price or redemption proceeds)	None	None

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
	Non-Service Shares	Service Shares
Management Fees	0.66%	0.66%
Distribution and/or Service (12b-1) Fees	None	0.25%
Other Expenses	0.12%	0.12%
Total Annual Fund Operating Expenses	0.78%	1.03%

Small- & Mid- Cap Growth Fund/VA

Shareholder Fees (fees paid directly from your investment):
	Non-Service Shares	Service Shares
Maximum Sales Charge (Load) imposed on purchases (as % of offering price)	None	None
Maximum Deferred Sales Charge (Load) imposed on purchases (as % of the lower original offering price or redemption proceeds)	None	None

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
	Non-Service Shares	Service Shares
Management Fees	0.73%	0.73%
Distribution and/or Service (12b-1) Fees	None	0.25%
Other Expenses	0.13%	0.14%
Total Annual Fund Operating Expenses	0.86%	1.12%
Fee Waiver and Expense Reimbursement*	(0.02%)	(0.02%)
Total Annual Fund Operating Expenses After Fee Waiver and Expense Reimbursement	0.84%	1.10%

* Since May 1, 2009, the Manager has voluntarily agreed to limit the Fund's total annual operating expenses so that those expenses, as percentages of daily net assets, will not exceed the annual rate of 0.80% for Non-Service Shares and 1.05% for Service Shares. This undertaking may be amended or withdrawn after one year from the date of this prospectus.

Value Fund/VA

Shareholder Fees (fees paid directly from your investment):
	Non-Service Shares	Service Shares
Maximum Sales Charge (Load) imposed on purchases (as % of offering price)	None	None
Maximum Deferred Sales Charge (Load) imposed on purchases (as % of the lower original offering price or redemption proceeds)	None	None

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
	Non-Service Shares	Service Shares
Management Fees	0.75%	0.75%
Distribution and/or Service (12b-1) Fees	None	0.22%
Acquired Fund Fees and Expenses	0.01%	0.01%
Other Expenses	1.55%	1.20%
Total Annual Fund Operating Expenses	2.31%	2.18%
Fee Waiver and Expense Reimbursement*	(0.76%)	(0.73%)
Total Annual Fund Operating Expenses After Fee Waiver and Expense Reimbursement	1.55%	1.45%

* Since May 1, 2009, the Manager has voluntarily agreed to limit the Fund's total annual operating expenses so that those expenses, as percentages of daily net assets, will not exceed the annual rate of 0.80% for Non-Service Shares and 1.05% for Service Shares. The Manager has also voluntarily agreed to waive fees and/or reimburse Fund expenses in an amount equal to the indirect management fees incurred through the Fund's investment in Oppenheimer Institutional Money Market Fund. Each undertaking may be amended or withdrawn after one year from the date of this prospectus.